[DORAL FINANCIAL CORPORATION LETTERHEAD]
June 5, 2007
VIA FAX 202-772-9210
AND EDGAR SYSTEM
Mr. John P. Nolan
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20459-7010

RE:	Doral Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed April 30, 2007 File No. 000-31579
As discussed in our telephone conversation of May 31, 2007 with the staff (the “Staff”) of the Securities and Exchange Commission, this letter serves to supplement and expand on our response dated May 25, 2007 to your letter dated May 11, 2007 (the “Comment Letter”) providing comments of the Staff on the above-referenced filing.
Sale of Available-For-Sale Securities in the Fourth Quarters of 2005 and 2006
As noted in our initial response letter and in our telephone conversation, Doral’s intention regarding its securities on its Available for Sale portfolio has been to hold them for investment purposes rather than for short-term trading. The decisions to engage in the sales of securities from the Available for Sale portfolio in the fourth quarters of both 2005 and 2006 were independent from each other. In both cases, management’s intent was principally to strengthen the regulatory capital ratios of the Company and reduce its interest rate risk, by reducing the size of the balance sheet. The two transactions were executed by different management teams. The following paragraphs present a historical account of the events that led to the transactions.
On April 19, 2005, the Company publicly announced the need to restate its financial statements for the period from January 1, 2000 to December 31, 2004. Following the announcement of the restatement, the Company experienced significant changes in the composition of its senior management team. In particular, on August 19, 2005, the former CEO and treasurer resigned, and the former chief financial officer was terminated when he refused to resign on that same date. A new interim CEO, chief financial officer and treasurer were appointed on the same date.

Mr. John P. Nolan

June 5, 2007
In November 2005 the Company’s new treasurer reported to the Board that, together with the newly constituted ALCO Committee, he recommended that the Company sell certain investment securities from the AFS portfolio in order to deleverage the Company’s balance sheet and reduce the Company’s interest rate risk. The sale of the securities was effected on November 29, 2005, following approval by the Board of Directors on that same date. Because the decision and the sale were made in the fourth quarter, the loss was recorded in the fourth quarter of 2005.
On May 23, 2006, the Company retained Glen Wakeman as its new president. The Company filed its 2005 Form 10-K on August 15, 2006 and Mr. Wakeman became the Chief Executive Officer of the Company immediately following the filing of the 2005 Form 10-K. Marangal Domingo was hired as the new Treasurer on September 25, 2006. The new management team devoted its attention to addressing the interest rate risk exposure of the Company, particularly the asset liability mismatch resulting from having long-term assets funded by short-term liabilities.
On September 27, 2006, the Company sent out requests for proposals to select an advisor to help analyze the Company’s balance sheet. On October 19, 2006, the Board of Directors authorized the Company to retain such financial advisors. Based on the assessment made by management together with the analytical support provided by the financial advisors, in December 2006, the Company decided to sell approximately $1.7 billion in securities, at or near the carrying value of the securities. At the time of sale, the benchmark 10-year Treasury yield was trading at the time near its one-year lows at approximately 4.425% (range of 4.289% to 5.245%), allowing for many individual securities to be sold at a gain and the entire designated portfolio to be sold at a relatively small loss. The transaction was approved by the Risk Policy Committee of the Board of Directors on December 4, 2006 and executed on December 6, 2006. As stated in the Company’s 2006 Form 10-K filing, “The net loss during 2006 was principally driven by the Company’s decision to sell $1.7 billion from its available-for-sale portfolio (of which $231 million settled during the first quarter of 2007) at a loss of $22.7 million. The Company’s decision was designated as a measure to decrease interest rate risk, increase liquidity and strengthen capital ratios.”

Mr. John P. Nolan

June 5, 2007
Disclosure in Future Filings
To the extent the Company engages in significant sales of available-for-sale securities in future periods, it will include greater detail in the management’s discussion and analysis section of its filing for such period regarding the background and particular factors that led to the decision to make such sales in order to provide greater context and clarity to the reader.
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions on the responses above or need any additional clarification, please do not hesitate to contact the undersigned at (787) 474-5481.
Sincerely,
/s/ Marangal I. Domingo
Marangal I. Domingo
Executive Vice President and
Chief Financial Officer

c:	Dennis G. Buchert, Audit Committee Chairman Audit Committee Members Luis F. Calderón, PricewaterhouseCoopers LLP